OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FAIRMARKET, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

305158107

(Cusip Number)

Brian H. Levey
Assistant Secretary and Associate General Counsel
eBay Inc.
2145 Hamilton Ave
San Jose, CA 95125
(408) 376-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages.)
(Page 1 of 12)

CUSIP No. 305158107			Page 2 of 12

1.	Name of Reporting Person: eBay Inc.		I.R.S. Identification Nos. of above persons (entities only): 77-0430924

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 952,380[1]

		8.	Shared Voting Power: 9,453,288[2]

		9.	Sole Dispositive Power: 952,380[1]

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,405,668 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.6[3]%

14.	Type of Reporting Person (See Instructions): CO

[1] Includes 952,380 shares of redeemable convertible Series B preferred stock of FairMarket, Inc., purchased by the reporting person on May 17, 2002, which are convertible into shares of FairMarket Common Stock (as defined in Item 1 below) on a one-for-one basis, subject to certain adjustment mechanisms including a weighted average anti-dilution mechanism.

[2] Does not include options to purchase an aggregate of 603,625 shares of FairMarket Common Stock., which are exercisable within 60 days of June 27, 2003, held by the persons who have entered into Voting Agreements and Irrevocable Proxies (as defined in Item 3 below) in favor of the reporting person as described herein. The Voting Agreements and Irrevocable Proxies apply to any additional shares acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options. Includes 3,643,588 shares of FairMarket Common Stock held by the Miller Entities (as defined in Item 3 below) which have executed Voting Agreements but have not executed Irrevocable Proxies. Please see the disclosure in Item 3 for a full description. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by eBay that it is the beneficial owner of any of the FairMarket Common Stock covered by the Voting Agreements and Irrevocable Proxies described in Item 4 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “FairMarket Common Stock”), of FairMarket, Inc., a Delaware corporation (“FairMarket”). The principal executive offices of FairMarket are located at 500 Unicorn Park Drive, Woburn, MA, 01801-3341.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is eBay Inc., a Delaware corporation (“eBay”). The principal business of eBay is providing a Web-based trading platform in which buyers and sellers are brought together to browse, buy and sell items such as collectibles, automobiles, high-end or premium art items, jewelry, consumer electronics and a host of practical and miscellaneous items.

(b) The address of the principal office and principal business of eBay is 2145 Hamilton Avenue, San Jose, California, 95125.

(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of eBay’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither eBay nor, to eBay’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither eBay nor, to eBay’s knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and executive officers of eBay named in Schedule I to this Schedule 13D is a United States citizen, except for Philippe Bourguignon, who is a citizen of France.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Asset Purchase Agreement, dated June 20, 2003, between eBay and FairMarket (the “Purchase Agreement”), eBay will acquire substantially all of the technology and business assets of FairMarket for consideration of $4.5 million in cash (the “Sale”). Concurrently with and as a condition to the execution and delivery of the Purchase Agreement, eBay and the persons and entities named on Schedule II to this Schedule 13D entered into Voting Agreements (the “Voting Agreements”) and each of the persons and entities named on Schedule II, except for Trust A-4, Trust C, Lloyd I. Miller, III, MILGRAT II (G), MILFAM I, L.P., MILFAM II, L.P., Alexandra UGMA, Catherine Miller GST, Lloyd I. Miller L.L.C., Lloyd Crider GST, and Kimberly Miller GST (the “Miller Entities”), have entered into Irrevocable Proxies (the “Irrevocable Proxies”) in connection with the Voting Agreements. The Miller Entities have agreed to deliver Irrevocable Proxies to eBay and eBay expects to receive such Irrevocable Proxies soon.

The description contained in this Item 3 of the transactions contemplated by the Purchase Agreement and the Voting Agreements is qualified in its entirety by reference to the full text of the Purchase Agreement and the Voting Agreements, copies of which are incorporated herein by reference to Exhibits 2.1, 99.1, 99.2, 99.3 and 99.4.

None of the persons listed on Schedule I hereto will contribute any funds or other consideration towards the Sale.

No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of FairMarket Common Stock covered by the Voting Agreements and Irrevocable Proxies.

[3] Based on 26,702,862 shares of FairMarket Common Stock plus 952,380 shares of Series B Preferred Stock outstanding as of May 7, 2003 as reported in FairMarket’s Quarterly Report on Form 10-Q as filed on May 9, 2003.

3 of 12

On May 17, 2002, eBay purchased 952,380 shares of FairMarket’s Series B redeemable convertible preferred stock, par value $0.001 per share, for an aggregate purchase price of $2.0 million. The Series B preferred stock is convertible into shares of FairMarket Common Stock on a one-for-one basis, subject to certain adjustment mechanisms including a weighted average anti-dilution mechanism. eBay has the right to require FairMarket to redeem the Series B preferred stock at any time after the earlier of (a) May 17, 2003, and (b) the happening of a material adverse effect on FairMarket’s business, as defined in the Certificate of Designations, Preferences and Rights classifying and designating the Series B preferred stock included as Exhibit 3.1 to FairMarket’s Report on Form 8-K filed on May 20, 2002. FairMarket has the right, at any time after May 17, 2004, to redeem the outstanding Series B preferred stock at $2.10 per share plus all accrued and unpaid dividends.

ITEM 4. PURPOSE OF TRANSACTION

(a) — (h) Under the Purchase Agreement, eBay will acquire certain assets of FairMarket in the Sale. The information contained in Item 3 is incorporated herein by reference. The purpose of the Voting Agreements is to facilitate the approval of the Sale.

As a result of the Voting Agreements, each person and entity identified on Schedule II has agreed, among other things, to vote or to cause to be voted, or to provide a consent with respect to, the shares of FairMarket Common Stock of such person or entity that are subject to the Voting Agreements, for the limited purpose of voting: (i) in favor of the Sale and the execution and delivery by FairMarket of the Purchase Agreement, in favor of each of the other actions contemplated by the Purchase Agreement and in favor of any action in furtherance of any of the foregoing; and (ii) against the following actions (other than the Sale and the transactions contemplated by the Purchase Agreement, including, without limitation, the change in FairMarket’s corporate name or the dissolution and liquidation of FairMarket): (A) any Acquisition Transaction (as defined in the Purchase Agreement); (B) any Acquisition Proposal (as defined in the Purchase Agreement); (C) any change in a majority of the board of directors of FairMarket; (D) any amendment to FairMarket’s certificate of incorporation or bylaws; (E) any material change in the capitalization of FairMarket or FairMarket’s corporate structure; and (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Sale or any of the other transactions contemplated by the Purchase Agreement or the Voting Agreements. The stockholders of FairMarket who are parties to the Voting Agreements and Irrevocable Proxies retained the right to vote their shares of FairMarket Common Stock on all matters other than those identified in the Voting Agreements.

Under the Voting Agreements, each of the persons and entities identified on Schedule II, other than Nanda Krish, has also agreed that such stockholder shall not, in his, her or its capacity as a stockholder, and shall not authorize or permit any of such stockholder’s Representatives (as defined in the Purchase Agreement), directly or indirectly to: (i) solicit, initiate, knowingly encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to the making, submission or announcement of an Acquisition Proposal; (ii) furnish any information regarding FairMarket or any affiliate of FairMarket to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal; or (iv) approve, endorse or recommend any Acquisition Proposal. Mr. Krish is indirectly subject to prohibitions similar to those described in this paragraph by virtue of similar provisions contained in the Purchase Agreement applicable to officers and directors of FairMarket.

The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement and the Voting Agreements and Irrevocable Proxies is qualified in its entirety by reference to the full text of the Purchase Agreement and the Forms of Voting Agreement and Irrevocable Proxies, a copy of each of which is attached to this Schedule 13D as Exhibit 2.1, Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4.

(i) Not applicable.

(j) Other than as described above, eBay currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although eBay reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) — (b) eBay has sole power to vote and sole dispositive power over 952,380 shares of FairMarket’s Series B redeemable convertible preferred stock which is convertible into shares of FairMarket Common Stock on a one-for-one basis, subject to certain adjustment mechanisms including a weighted average anti-dilution mechanism. As a result of the Voting Agreements and Irrevocable Proxies, eBay has shared power to vote an aggregate of 5,809,700 shares of FairMarket Common Stock for the limited purposes described in Item 4 above and as a result of the Voting Agreements with the Miller Entities, the Miller Entities have agreed with eBay that the Miller Entities will vote their 3,643,588 shares of FairMarket Common Stock as described in Item 4 above. eBay has neither sole nor shared dispositive power

4 of 12

over the shares of FairMarket Common Stock subject to the Voting Agreements and Irrevocable Proxies; however, the parties to the Voting Agreements and Irrevocable Proxies have agreed not to transfer their shares of FairMarket Common Stock, except in limited circumstances. eBay disclaims any beneficial ownership of the shares of FairMarket Common Stock subject to the Voting Agreements and Irrevocable Proxies. The aggregate number of shares of FairMarket Common Stock which eBay has sole power to vote plus the aggregate number of shares of FairMarket Common Stock which eBay has shared power to vote for the limited purpose described in Item 4 above plus the aggregate number of shares of FairMarket Common Stock held by the Miller Entities to be voted as described in Item 4 above is 10,405,668. Such amount constitutes approximately 37.6% of the issued and outstanding shares of FairMarket Common Stock as of May 7, 2003, which, according to FairMarket’s Quarterly Report on Form 10-Q as filed on May 9, 2003, was 27,655,242[4]. In addition, the individuals who have signed Voting Agreements and Irrevocable Proxies hold options to purchase an aggregate of 603,625 shares FairMarket Common Stock, which are exercisable within 60 days of June 27, 2003. The Voting Agreements and Irrevocable Proxies apply to any additional shares acquired by any of the foregoing persons, including pursuant to the exercise of any of the foregoing options.

Except as set forth in this Schedule 13D, neither eBay, nor, to the knowledge of eBay, any of the persons listed on Schedule I, beneficially owns any shares of FairMarket Common Stock.

Schedule II, which is attached hereto and incorporated herein by reference, sets forth the following information: (i) the name of each person and entity who executed a Voting Agreement and Irrevocable Proxy; and (ii) the number of shares beneficially owned by each such person or entity as reported to eBay by such person or entity.

Schedule III, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each entity listed on Schedule II: (i) the state or other place of its organization; (ii) its principal business; (iii) the address of its principal business; and (iv) the address of its principal office. Schedule III also sets forth the following information with respect to each natural person listed on Schedule II: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the past five years, to eBay’s knowledge, no person or entity named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to eBay’s knowledge, no person or entity named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To eBay’s knowledge, all persons and entities named in Schedule III to this Schedule 13D are citizens of the United States.

(c)	Neither eBay, nor to eBay’s knowledge, any person named in Schedule I to this Schedule 13D, has affected any transaction in FairMarket Common Stock during the past 60 days, except as disclosed herein.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, to eBay’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of FairMarket, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

[4] Includes 952,380 shares of Series B Preferred Stock outstanding as of May 7, 2003 as reported in FairMarket#s Quarterly Report on Form 10-Q as filed on May 9, 2003.

5 of 12

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

2.1	Asset Purchase Agreement, dated June 20, 2003, by and between eBay Inc., a Delaware corporation, and FairMarket, Inc., a Delaware corporation. (Filed with FairMarket’s Form 8-K dated June 20, 2003, and incorporated herein by reference.)
99.1	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Nanda Krish.
99.2	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Ticketmaster.
99.3	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by JHC Investment Partners, LLC, and Barrington Companies Equity Partners, LP.
99.4	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Lloyd I. Miller, III, Trust A-4, Trust C, MILGRAT II (G), MILFAM I, L.P., MILFAM II, L.P., Alexandra UGMA, Catherine Miller GST, Lloyd I. Miller L.L.C., Lloyd Crider GST, Kimberly Miller GST.

6 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2003	eBay Inc.

	By:	/s/ Brian H. Levey

Brian H. Levey Assistant Secretary and Associate General Counsel

7 of 12

SCHEDULE I

EXECUTIVE OFFICERS OF EBAY
AS OF JUNE 27, 2003

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT

Margaret C. Whitman	President, Chief Executive Officer and Director
Martin L. Abbott	Senior Vice President, Technology
Matthew J. Bannick	Senior Vice President and General Manager, Global Online Payments
William C. Cobb	Senior Vice President and General Manager, eBay International
Rajiv Dutta	Senior Vice President and Chief Financial Officer
Michael R. Jacobson	Senior Vice President, Legal Affairs, General Counsel and Secretary
Jeffrey D. Jordan	Senior Vice President and General Manager, U.S. Business
Lynn L. Reedy	Senior Vice President, Product and Software Development
Maynard G. Webb, Jr.	Chief Operating Officer

All individuals named in the above table are employed by eBay Inc. The address of eBay’s principal executive office is 2145 Hamilton Avenue, San Jose, California, 95125.

DIRECTORS OF EBAY
AS OF JUNE 27, 2003

NAME AND
	PRINCIPAL OCCUPATION	ADDRESS OF ORGANIZATION
NAME	OR EMPLOYMENT	IN WHICH EMPLOYED

Philippe Bourguignon	Former Chairman of the Board	Club Mediterranee S.A. 11 rue de Cambrai 75019 Paris, France

Scott D. Cook	Chairman of the Executive Committee of the Board of Directors	Intuit Inc. 2535 Garcia Avenue Mountain View, California 94043

Robert C. Kagle	General Partner	Benchmark Capital Management Co., L.L.C. 2480 Sand Hill Road, Suite 200 Menlo Park, California 94025

Dawn G. Lepore	Vice Chairman of Technology and Administration and a member of the Executive Management Committee	Charles Schwab Corporation 101 Montgomery Street, M.S. 120-30-305, San Francisco, California 94104

Pierre M. Omidyar	Founder, Chairman of the Board and Director eBay Inc.	eBay Inc. 2145 Hamilton Ave. San Jose, CA 95125

Thomas J. Tierney	Chairman of the Board	The Bridgespan Group 131 Clarendon Street, 7th Floor Wellesley, MA 02481

Margaret C. Whitman	President, Chief Executive Officer and Director eBay Inc.	eBay Inc. 2145 Hamilton Ave. San Jose, CA 95125

8 of 12

SCHEDULE II

	NUMBER OF	PERCENTAGE OF
	SHARES OF FAIRMARKET	SHARES OF FAIRMARKET
VOTING AGREEMENT	COMMON STOCK	COMMON STOCK OUTSTANDING
STOCKHOLDER	BENEFICIALLY OWNED	AS OF MAY 7, 2003*

Nanda Krish	58,700**	***
Trust A-4	1,097,536	4.0%
Trust C	227,505	***
Lloyd I. Miller, III	617,165	2.2%
MILGRAT II (G)	456,254	1.6%
MILFAM I, L.P.	176,253	***
MILFAM II, L.P.	979,375	3.5%
Alexandra UGMA	21,800	***
Catherine Miller GST	21,900	***
Lloyd I. Miller L.L.C	15,400	***
Lloyd Crider GST	15,000	***
Kimberly Miller GST	15,400	***
Ticketmaster	2,225,000	8.0%
JHC Investment Partners, LLC	3,504,500	12.7%
Barrington Companies Equity Partners, LP	21,500	***

*	As reported in FairMarket’s Quarterly Report on Form 10-Q as filed on May 9, 2003. Includes 952,380 shares of Series B Preferred Stock outstanding as of May 7, 2003.

**	Does not include options to purchase an aggregate of 603,625 shares of FairMarket Common Stock held by Mr. Krish, which are exercisable within 60 days of June 27, 2003.

***	Less than 1%

9 of 12

SCHEDULE III

	PRINCIPAL OCCUPATION	NAME AND ADDRESS
NAME	OR EMPLOYMENT	OF EMPLOYER

Nanda Krish	President and Chief Executive Officer and Director	FairMarket Corporation 500 Unicorn Park Drive Woburn, MA, 01801-3341

Lloyd I. Miller III	Private Investor	4550 Gordon Drive Naples, Florida 34102

NAME AND PRINCIPAL	STATE OF	NAME AND ADDRESS OF PRINCIPAL
BUSINESS	INCORPORATION	BUSINESS AND PRINCIPAL OFFICE

Trust A-4*	Not applicable	c/o PNC Bank, Trustee 201 E. 5th Cincinnati Ohio, 45202

Trust C*	Not applicable	c/o PNC Bank, Trustee 201 E. 5th Cincinnati Ohio, 45202

MILGRAT II (G)**	Not applicable	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

MILFAM I, L.P.***	Georgia	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

MILFAM II, L.P.***	Georgia	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

Katherine Miller GST****	Not applicable	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

Lloyd I. Miller LLC*****	Unknown	c/o Lloyd I. Miller, III, Manager 4550 Gordon Drive Naples, Florida 34102

Lloyd Crider GST****	Not applicable	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

Kimberly Miller GST****	Not applicable	c/o Lloyd I. Miller, III, Trustee 4550 Gordon Drive Naples, Florida 34102

Alexandra UGMA******	Not applicable	c/o Lloyd I. Miller, III, Custodian 4550 Gordon Drive Naples, Florida 34102

*	According to Lloyd I. Miller, III, Mr. Miller is the advisor to Trust A-4 and Trust C (the “Trusts”). Trust A-4 was created pursuant to a Declaratory Judgment, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983.

**	According to Mr. Miller, pursuant to an Irrevocable Trust Agreement, dated December 11, 2001, all of the shares purchased in Trust C were transferred into a grantor retained annuity trust, MILGRAT II (G).

***	According to Mr. Miller, Mr. Miller is the manager of Milfam LLC, an Ohio limited liability company. Milfam LLC is the managing general partner of: (i) Milfam I, L.P., a Georgia limited partnership; and (ii) Milfam II, L.P. a Georgia limited partnership.

****	According to Mr. Miller, Mr. Miller is the trustee for certain generation skipping trusts (each a “GST”) including Catherine Miller GST, Lloyd Crider GST and Kimberly Miller GST.

*****	According to Mr. Miller, Lloyd I. Miller LLC (“LLC”) is a limited liability company of which Mr. Miller has sole control.

******	According to Mr. Miller, Alexandra UGMA is an account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller.

10 of 12

SCHEDULE III
(CONTINUED)

Ticketmaster (Ticketmaster provides automated ticketing services to its client venues)	Delaware	Ticketmaster 8800 Sunset Blvd. W. Hollywood, CA 90069

JHC Investment Partners, LLC (a limited liability company formed for the purpose of seeking to acquire an interest in FairMarket)	Delaware	JHC Investment Partners, LLC 888 Seventh Ave, 174th FL New York, NY 10019

Barrington Companies Equity Partners, LP (a limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies)	Delaware	Barrington Companies Equity Partners, LP 888 Seventh Ave, 174th FL New York, NY 10019

11 of 12

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Asset Purchase Agreement, dated June 20, 2003, by and between eBay Inc., a Delaware corporation, and FairMarket, Inc., a Delaware corporation. (Filed with FairMarket’s Form 8-K dated June 20, 2003, and incorporated herein by reference.)
99.1	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Nanda Krish.
99.2	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Ticketmaster.
99.3	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by JHC Investment Partners, LLC, and Barrington Companies Equity Partners, LP.
99.4	Form of Voting Agreement and Irrevocable Proxy, dated June 20, 2003, a substantially similar version of which has been executed by Lloyd I. Miller, III, Trust A-4, Trust C, MILGRAT II (G), MILFAM I, L.P., MILFAM II, L.P., Alexandra UGMA, Catherine Miller GST, Lloyd I. Miller L.L.C., Lloyd Crider GST, Kimberly Miller GST.

12 of 12